Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 30, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4541

Re:	Dot VN, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed April 29, 2008
File no. 333-146149

Dear Ms. Jacobs:

Enclosed please find three copies, and three redlined copies, of Amendment No. 2 to the referenced registrant’s Registration Statement on Form S-1, submitted pursuant to the staff’s comment letter dated April 10, 2008. Also enclosed are three copies of the staff’s April 10, 2008 letter and this letter. Please note that the page references below refer to the numbers of the redlined Amendment No. 2 to the Form S-1.

Amendment No. 2 to the Form S-1 was filed on EDGAR on April 29, 2008.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 2 to the Form S-1.

In response to the staff’s comments in its April 10, 2008 letter, we respectfully submit the following information on behalf of our client:

General

1. We refer to comment 12 of our letter dated October 18, 2007, in which we asked you to submit a confidential treatment application with respect to Exhibit 10.4, from which you have redacted information. You do not appear to have done so. You have also filed with this amendment Exhibit 10.16, from which you have also redacted information. Please submit a confidential treatment application with respect to these and any other exhibits from which you have redacted information. Refer to Staff Legal Bulletin No. 1, dated February 28, 1997. The confidential treatment process contemplates that issuers file applications at the same time that they filed the publicly disclosed portions. We remind you that all confidential treatment issues must be resolved, and the application must be complete, before the acceleration of effectiveness of the registration statement.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

The Company submitted a confidential treatment request to the Staff on March 29, 2008. The Company is hereby submitting an additional copy of that the confidential treatment herewith.

Outside Front Cover Page

2. You have included an overly broad price range for resales taking place prior to such time as your common stock may be quoted on the OTC Bulletin Board. A broad price range does not accord with the requirements of paragraph 16 of Schedule A to the Securities Act of 1933 or Item 501(b)(3) of Regulation S-K, each of which require you to inform potential investors of the offering price. If you seek not to indicate a specific price at which all resales will take place prior to such time as your common stock may be quoted on the OTC Bulletin Board, please do the following

• narrow your range to be consistent with the principles of Schedule A and Item 501(b)(3) of Regulation S-K;

• tell us whether you intend to rely on Rule 430A under the Securities Act to omit information with respect to the offering price; and

• provide your analysis as to how Rule 430A applies to your propose offering.

Should you seek to rely on Rule 430A to omit specific pricing information from your prospectus at the time of effectiveness, please provide the undertaking contained in Item 512(i) of Regulation S-K.

The price for resales taking place prior to such time as the Company’s common stock may be quoted on the OTC Bulletin Board has been fixed at $1.15 per share. Please see pages 2, 5, 52, 53, and 58 of Amendment No. 2 to the Form S-1

Risk Factors, page 8
We have experience operating losses since our inception. . . ., page 9

3. We refer to comment 6 of our letter date October 18, 2007. Please retain in this risk factor the portion of the disclosure that you deleted stating that you expect to continue to incur substantial losses and may not generate significant revenue, if any, in the future. Alternatively, please tell us why you have deleted this statement.

This comment has been complied with. A sentence stating: “We expect to continue to incur substantial losses and may not generate significant revenue, if any, in the future” has been inserted into the referenced risk factor. Please see page 9 of Amendment No. 2 to the Form S-1

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Management’s Discussion and Analysis, page 18
Critical Accounting Policies, page 20

4. We note your response to comment 8 of our letter date October 18, 2007 and your revised disclosure indicating that you base your estimates on your limited historical experience and “various other assumptions.” Revise your filing to provide specific disclosure on these “other assumptions.” As previously noted, your disclosure should discuss:

• why each assumption bears a risk of change;

• how you arrived at the assumptions; and

• the accuracy of the assumptions in the past, how each change, and reasonably likely future changes.

We again refer you to disclosure guidance in SEC Release No. 33-8350, Section V.

The Company has expanded its disclosures on the “Use of Estimates” to discuss the facts we use internally to evaluate our estimates in reference to our industry and geographical location. In addition, we have quantified the amounts at risk associated with these estimates in the case of intangible assets and fixed assets and we have also stated that to-date we have not revised any of our estimates. Please see page 24 of Amendment No. 2 to the Form S-1.

Management, page 45

5. We refer to comment 4 of our letter date October 18, 2007. We understand that your securities are not listed on an exchange or quoted on an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Please provide the disclosure regarding director independence required by Item 407(a)(1)(ii) or 407(a)(2) of Regulation S-K, or tell us why you believe that you are not required to do so.

The Company has complied with this comment. Please see page 47 of Amendment No. 2 to the Form S-1.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Market for Common Equity and Related Stockholder Matters, page 52

6. In footnotes 1 and 2 that accompany the tabular presentation in this section, you refer to reverse stock splits with respect to your common stock. Please clarify that the prices set forth in the table give retroactive effect to these stock splits as applicable. Ensure that share prices expressed in this section or elsewhere in the prospectus are presented giving retroactive effect o the reverse stock splits.

The Company has complied with this comment. The bid prices have been adjusted to give effect of each reverse stock split and the footnote has been revised to now state that the bid price per share has been adjusted to reflect the reverse stock split.

Please see page 54 of Amendment No. 2 to the Form S-1.

Selling Shareholders, page 53

7. Please disclose when and how Gary Friedkin and GF Galaxy Corp. acquired the shares which you have added to the registration statement in this amendment.

The Company has complied with this comment. Please see page 59 of Amendment No. 2 to the Form S-1.

8. You are amending your registration statement to include 25,000 share of common stock issued to Mr. Weller subsequent to the initial filing of your registration statement. We also not that Mr. Weller appears to have been hired as an officer of your company subsequent to the initial filing of your registration statement. Please explain how this subsequent issuance did not involve any public offering when you had already filed the registration statement pursuant to which you now seek to register the resales of these shares. Rule 152 under the Securities Act would not seem to be applicable, given that, at the time of the subsequent offering, you had already decided to make a public offering and filed a registration statement.

The private placement made to Michael Weller, made pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), should not be considered integrated with the Company’s prospective public offering on Form S-1, when the Company’s private offering to Mr. Weller is analyzed under the Staff’s guidelines and most recent interpretation of Securities Act Rule 152.

The Current Applicable Analysis Required by the Commission

The Commission’s current views with respect to Securities Act Rule 152 and the offering to Mr. Weller are stated in “Proposed Revisions to General Conditions of Regulation D”, Securities Act Release 33-8828 (2007), regarding its pending proposals regarding Regulation D. Irrespective of the pending nature of Release 33-8828, beginning on page 54 the Commission states:

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

“We recognize that a company’s financing needs do not end with the filing of a registration statement. As a general matter, however, the filing of a registration statement has been viewed as a general solicitation of investors. Today, upon the filing of a registration statement, information about a company and its prospects is available immediately through our EDGAR filing system. The staff of the Division of Corporation Finance has issued interpretive letters to the effect that, notwithstanding the availability of the information in the registration statement, companies may continue to conduct concurrent private placements without those offering necessarily being integrated with the ongoing public offering [citing, by way of footnote, Division of Corporation no-action letters to Black Box Incorporated (June 26, 1990) and Squadron of Governors of the Federal Reserve System (Mar. 16, 1984)] . . . .

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues the companies and their counsel should apply and that the staff will consider when reviewing registration statements.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Securities Act Release 33-8828, pp. 54-56 (emphasis added).

Release 33-8828 as Applied to the Offering to Mr. Weller

Mr. Weller began working with the Company, designing the Company’s contemplated data center project, through an independent contractor to the Company, Cerelink, Inc., in April 2007, approximately five months prior to the Company filing its registration statement, then on Form SB-2, on September 17, 2007. Prior to the time that the Company made its offering of securities to Mr. Weller, Mr. Weller became intimately familiar with the Company’s business as the chief architect of its data center operations in Vietnam, working closely with the Thomas Johnson, the Chief Executive Officer of the Company, and Lee Johnson, the President of the Company. Upon being appointed Chief Information Officer and Executive Vice President of Data Center Management, on October 2, 2007, Mr. Weller became an executive officer of the Company, earning the third highest salary in the Company as one of four executive officers.

Because Mr. Weller had been working as a key independent contractor to the Company prior to the Company filing its registration statement on Form SB-2 on September 17, 2007, the Company had a substantive, pre-existing relationship with Mr. Weller and the Company cannot be said to have identified or contacted Mr. Weller as a result of the general solicitation by means of the registration statement. As such, the first of two prongs in the analysis required by Commission Release 33-8828 has been met, i.e., the Company did not use its Form SB-2 in connection with either initially contacting or making its offering to Mr. Weller.

Second, the Company properly relied on the exemption from registration afforded by Section 4(2) in making its offering to Mr. Weller, as the offering was a transaction not involving any public offering and meets the requirements of Securities Act Release No. 285 (Jan. 24, 1935). First, the offering was made to one (1) person only: Mr. Weller. Second and third, the number of units offered, and the size of the offering, to Mr. Weller was small: 25,000 shares of common stock, which represents approximately .00092% of the issued and outstanding shares of common stock of the Company, and an option to purchase 150,000 shares of common stock which option vests at a rate of 50,000 shares on October 15, 2008, 2009 and 2010, respectively, which represents approximately .0055% of the issued and outstanding shares of common stock. Fourth, the manner of the offering to Mr. Weller was completely private: Mr. Weller had a preexisting relationship with the Company and the Company did not engage in any advertising or public solicitation in connection with the offering to Mr. Weller. Additionally, Mr. Weller, as an executive officer, is the classic sophisticated purchaser under the analysis of Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119 (1953), in which the Supreme Court stated that “We agree that some employee offerings may come within §[4(2)], e.g., one made to executive personnel who because of their position have access to the same kind of information that the act would make available in the form of a registration statement.” By virtue of his position as an executive officer and his knowledge of the Company’s business as a result of being the key advisor for the technology on which the business of the Company relies, Mr. Weller had access to the type of information registration would provide. Mr. Weller is not the company foreman contemplated by the Supreme Court in Ralston Purina. Accordingly, the second of two prongs in the analysis required by Release 33-8828 has been met, i.e., the Company properly relied on Section 4(2) of the Securities Act as an exemption from registration in making its private offering to Mr. Weller.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Financial Statements

9. Effective March 14, 2008, the age of the financial statements does not satisfy the requirements of Article 3-12(g) of Regulation S-X. Your registration statement must be updated to include financial statements for the interim period ending January 31, 2008.

The Company has replaced the previous October 31, 2007 (2nd quarter) financial statements with its January 31, 2008 (3rd quarter) financial statements in compliance with Article 3-12(g) of Regulation S-X. Please see page F-30 of Amendment No. 2 to the Form S-1.

Statements of Operations, page F-4
10. We note that net loss for your fiscal years ended April 30, 2007 and 2006 was restated from $16,319,215 and $1,338,513 to $18,776,166 and $1,554,072, respectively, in this amendment. Explain the reasons for the restatements and the nature of the amounts involved. Tell us how you have considered the disclosure requirements of paragraph 26 of SFAS 154, why you have not identified your financial statements as having been restated and why the opinion of the independent registered accounting firm does not specifically refer to the restatement. We also note restated balances within your consolidated balance sheets.

The Company has added footnote number 22 to the April 30, 2007 and 2006 yearend report to quantify the significant line items affected by the restatement and has included a discussion of the restatement change. In addition, the independent registered accounting firm’s opinion has been dual dated to show their original opinion date of September 14, 2007 and that of the restatement. Please see pages F-2 and F-25 of Amendment No. 2 to the Form S-1.

Note 7. Prepaid Warrant Expenses, page F-13

11. Your response to comment 25 of our letter date October 18, 2007 does not provide sufficient information for us to better understand your warrant accounting. Please address the following in your response.

• Tell us, and revise your filing to disclose, in greater detail the specifics behind the two warrants issued on September 1, 2006 in exchange for the five cent warrants that were to expire on December 13, 2006. In this regard, explain why the original five cent warrants were issued and the accounting impact of the September 1, 2006 exchange;

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

• We note that in your restated financial statements you recorded the warrants issued on September 1, 2006, January 31, 2007 and February 9, 2007 as assets that are amortized over the requisite service period. Tell us why this accounting treatment is appropriate and include in your response the specific authoritative accounting guidance relied upon for each of the warrants issued. As previously requested, your response should include a sufficiently detailed analysis so that we may understand your application of all relevant accounting provisions including EITF 96-18;

• We note that in calculating the fair value of the warrants using the Black-Scholes option pricing model that you sued an expected term rather than the contractual term. Tell us how you determined that the use of the expected term was appropriate, including the accounting literature on which you relied, and whether using the contractual term would result in a material change to the amount recognized. We refer you to SAB Topic 14A; and

• We note the expected volatility utilized by management when valuing warrants under the Black-Scholes option-pricing model. Tell us, and revise your filing to better disclose, how you determined the expected volatility assumption for purposes of determining the fair value for each of your warrants, options and other stock based compensation. We refer you to paragraph A32 of SFAS 123(R) for factors to consider in estimating expected volatility and paragraphs A240(e)(2)(b) of SFAS 123(R) for minimum disclosure requirements. In addition, you should consider the applicability of SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72 regarding critical accounting policies and estimates in MD&A when providing full disclosure.

Each of the four bullet points above are addressed individually below.

11-A

The history of these two warrants is as follows

Warrant #1 was issued November 26, 2002 for 3,600,000 shares at 5 cents for services rendered to the Company over a twelve month period; the warrant expiration was December 31, 2004. The warrant was valued using the Black-Sholes option pricing model with a market volatility of zero (0.0001%), as prescribed by SFAS 123 (original) paragraph 20 for nonpublic entities. The Company (Dot VN CA) was a nonpublic entity until its July 17, 2006 merger with Malers, Inc. Warrant #1 was determined to have a value of $7,203 at the date of grant.

On December 13, 2004, prior to warrants expiration on December 31, 2004 the terms of the warrant were modified with the expiration extended two years to December 31, 2006. The value of the modified warrant (#1b) using Black Sholes was determined to be $10,587 based in part of the new term of 2 years and 18 days and the value of warrant #1 to be cancelled (immediately before the terms were modified) was determined (using Black Sholes) to be $180 based in part of the remaining term of 18 days. The accounting entry on December 31, 2004 recorded the incremental increase in the value of $10,407 (10,587 - 180) as an expense at the modification date.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Subsequently on September 1, 2006, prior to the expiration of the warrant’s 2,100,000 shares unexercised on December 31, 2006 the terms of the warrant were modified a 2nd time with the expiration extended three years to September 1, 2009 and the exercise price increased to $2.00. The value of the modified warrant (#1c) using Black Sholes was determined to be $6,028,366 based in part of the new term of 3 years, $2.00 exercise price, and 219.7% volatility. Expected volatility is calculated based on the historic Friday stock market closing price from the first week the Company was publically traded over the counter on the Pink Sheets to the date of grant, a sixty-seven week period, in accordance with SFAS 123R implementation guidance provided in paragraph 32(c) of appendix A. The value of warrant #1b to be cancelled (immediately before the terms were modified) was determined (using Black Sholes) to be $6,196,858 based in part of the remaining term of 4 months, $0.05 exercise price, and 219.7% volatility.

There was no incremental increase in value (#1c issued is less in value than #1b received) of the warrant associated with this modification of the terms therefore there is no accounting entry required. Accordingly, the previous accounting entry which recorded an expense of $6,196,858 on September 1, 2006 has been removed.

Warrant #2 was issued March 24, 2003 for 4,000,000 shares at 5 cents for services rendered to the Company over a twelve month period; the warrant expiration was December 31, 2005. The warrant was valued using the Black-Sholes option pricing model with a market volatility of zero (0.0001%). Warrant #2 was determined to have a value of $9,708 at the date of grant.

On May 10, 2005, prior to warrants expiration on December 31, 2005 the terms of the warrant were modified with the expiration extended one year to December 31, 2006. The value of the modified warrant (#2b) using Black Sholes was determined to be $11,142 based in part of the new term of 1 years and 235 days and the value of warrant #2 to be cancelled (immediately before the terms were modified) was determined (using Black Sholes) to be $4,011 based in part of the remaining term of 235 days. The accounting entry on May 10, 2005 recorded the incremental increase in the value of $7,131 (11,142 - 4,011) as an expense at the modification date.

Subsequently on September 1, 2006, prior to the expiration of the warrant’s 3,000,000 shares unexercised on December 31, 2006 the terms of the warrant were modified a 2nd time with the expiration extended three years to September 1, 2009 and the exercise price increased to $2.00. The value of the modified warrant (#2c) using Black Sholes was determined to be $8,611,952 based in part of the new term of 3 years, $2.00 exercise price, and 219.7% volatility (based on 67 weeks of trading history). The value of warrant #2b to be cancelled (immediately before the terms were modified) was determined (using Black Sholes) to be $8,852,654 based in part of the remaining term of 4 months, $0.05 exercise price, and 219.7% volatility.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

There was no incremental increase in value (#2c issued is less in value than #2b received) of the warrant associated with this modification of the terms therefore there is no accounting entry required. Accordingly, the previous accounting entry which recorded an expense of $8,611,952 on September 1, 2006 has been removed.

In summary the warrant expense recorded in the first amendment on September 1, 2006 was incorrect and has been removed. The correct fair value of the original warrant and the first modification has been record in accordance with the original SFAS 123 pronouncement.

11-B

The Company recognizes the fair value expense of warrants issued 1) for services over the period in which performance is provided based on the agreement’s service period, and 2) as a cost of debt acquisition over the term of the associated debt in accordance with paragraph 39 of SFAS 123R and Issue 2 of EITF 96-18. Issue 2 states “The Task Force did not address the period(s) or the manner (that is, capitalize versus expense) in which an enterprise should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.” with emphasis added.

As to the three specific warrants:

▪	the January 31, 2007 warrants issued were:
•	250,000 shares were issued to Pali Capital as the retainer fee for their services during a twelve month period and were expenses equally over the twelve months starting in February, and
•
180,000 shares were issued as detachable warrants associated with the “February Financing” convertible notes, were records as debt discount, and are being expensed over the term of the debt (2 years); and

▪	the February 9, 2007 warrants issued were:
•
298,480 shares were issued to Pali Capital as a portion of their fee based on the funds raised in the February Financing convertible notes and are being expenses over the term of the debt (approximately 2 years) on the same basis as the cash fee paid to Pali, and

•
164,465 shares were issued as detachable warrants associated with the “February Financing” convertible notes, were records as debt discount, and are being expensed over the term of the debt (approximately 2 years).

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

11-C

The Company’s reference to “expected term” in its description of the Black-Sholes input variables was not intended to imply that we made any adjustment to the actual contract term of the underlying options or warrants. We have replaced the less accurate “expected term” in each case with “contractual term” to accurately reflect the Company’s input variable used in the Black-Sholes model.

11-D

The Company calculates expected volatility based on the historic Friday stock market closing prices and has revised its calculation method to include all of the historic stock market closing prices from the first week the Company was publically traded over the counter on the Pink Sheets up to the date of a specific grant in accordance with SFAS 123R implementation guidance provided in paragraph 32(c) of appendix A which states “For public companies, the length of time an entity’s shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant. A newly public entity also might consider the expected volatility of similar entities.60 A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities. ” with emphasis added.

The Company has added additional disclosures in Critical Accounting Policies under the Use of Estimates and to the Warrants, Options and Stock Based Compensation footnotes 17 (year-end) and 10 (quarterly); please see pages 24, F-19 and F-43.

Note 17. Warrants, Options and Stock Based Compensation, page F-19

12. We note your response to comment 24 of our letter date October 18, 2007. Your revised disclosure does not appear to fully address our prior comment. In this regard, it appears that your weighted average exercise price for stock options granted is exceeded by the weighted average fair value per option. Revise your filing to provide disclosure on the weighted average intrinsic value per option. We refer you to the minimum disclosure requirements outline in paragraph A240 of SFAS 123(R) including an illustration of expected disclosures for a public entity’s share-based compensation arrangements in paragraph A241 and A242.

The Company has expanded the stock option and warrant tables within footnotes 17 (year-end) and 10 (quarterly) to included the resulted “weighted average intrinsic value per share” for both stock options outstanding and those exercisable. In addition, we have added the “weighted average remaining contractual life” for both stock options and warrants. Please see pages F-20 and F-45.

Barbara Jacobs
Securities and Exchange Commission
April 28 2008

Exhibits

Legal Opinion

13. The legal opinion you have filed opines that the share “will be, when issued in the manner describe in the Registration Statement, legally and validly issued, fully paid and non-assessable.” However, a portion of the shares being registered have already been issued, and so we would expect your opinion to state that these share are validly issued, fully paid and non-assessable, without qualification. Please revise your opinion accordingly.

The Company has complied with this comment. Please see Exhibit 5.1 to Amendment No. 2 to the S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo